

1st Quarter 2012
Financial Results Presentation

May 9, 2012

STIFEL FINANCIAL

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

STIFEL
FINANCIAL

Chairman's Comments

"The first quarter of 2012 proved to be our second best quarter in terms of net revenues, net income and diluted EPS. The overall improvement in the economy positively impacted both our Global Wealth Management and Institutional Group's businesses during the quarter, particularly in investment banking and fixed income trading. During the quarter, we continued to expand our retail platform as a result of successful recruiting efforts of financial advisors.

Increased levels of activity can be attributed to strong performance of the equity markets, improving investor sentiment, lower volatility, and increased risk taking as evidenced by improved pricing and performance for new offerings. However, outside of a major event or catalyst to move the markets, we remain cautious on the outlook for the remainder of the year. That said, we continue to believe we are well positioned to gain market share from the dislocation in the marketplace and changing regulatory requirements."

STIFEL
FINANCIAL



Financial
Results

Stifel Financial Corp. Results
Three months ended March 31, 2012

		Three Months Ended			
($ in thousands, except per share amounts)	3/31/12	3/31/11	Change	12/31/11	Change
Net revenues	$ 400,333	$ 366,613	*9.2%*	$ 356,878	*12.2%*
Compensation and benefits	254,704	231,166	*10.2%*	228,743	*11.3%*
Non-comp operating expenses	86,375	84,763	*1.9%*	83,109	*3.9%*
Total non-interest expenses	341,079	315,929	*8.0%*	311,852	*9.4%*
Income before income taxes	59,254	50,684	*16.9%*	45,026	*31.6%*
Provision for income taxes	24,481	19,286	*26.9%*	18,010	*35.9%*
Net income	$ 34,773	$ 31,398	*10.7%*	$ 27,016	*28.7%*
Earnings per share :					
Diluted	$ 0.55	$ 0.50	*10.0%*	$ 0.43	*27.9%*
Weighted average number of shares outstanding:					
Diluted	62,669	63,179	*(0.8%)*	62,695	*0.0%*
Ratios to net revenues :					
Compensation and benefits	63.6%	63.1%		64.1%	
Non-comp operating expenses	21.6%	23.1%		23.3%	
Income before income taxes	14.8%	13.8%		12.6%	

Source of Revenues

($ in thousands)

		Quarter Ended			
	3/31/12	3/31/11	**% Change**	12/31/11	**% Change**
Commissions	**$ 123,303**	$ 155,786	**(20.9%)**	$ 123,737	**(0.4%)**
Principal transactions	**116,233**	92,859	**25.2%**	93,963	**23.7%**
Capital raising	**54,833**	32,358	**69.5%**	27,347	**100.5%**
Advisory	**15,605**	9,060	**72.2%**	28,728	**(45.7%)**
Investment banking	**70,438**	41,418	**70.1%**	56,075	**25.6%**
Asset mgt and service fees	**60,818**	57,680	**5.4%**	55,920	**8.8%**
Other	**13,294**	6,256	**112.3%**	8,379	**58.7%**
Total operating revenues	**384,086**	353,999	**8.5%**	338,074	**13.6%**
Interest revenue	**25,257**	18,856	**33.9%**	25,220	**0.1%**
Total revenues	**409,343**	372,855	**9.8%**	363,294	**12.7%**
Interest expense	**9,010**	6,242	**44.3%**	6,416	**40.4%**
Net revenues	**$ 400,333**	$ 366,613	**9.2%**	$ 356,878	**12.2%**

STIFEL
FINANCIAL

Brokerage Revenues

	Quarter Ended				
($ in thousands)	3/31/12	3/31/11	% Change	12/31/11	% Change
Taxable debt	$ 61,433	$ 51,419	19.5%	$ 48,882	25.7%
Municipal debt	21,826	19,538	11.7%	25,731	(15.2%)
Equities	21,108	11,623	81.6%	7,920	166.5%
Other	11,866	10,279	15.4%	11,430	3.8%
Principal transactions	$ 116,233	$ 92,859	25.2%	$ 93,963	23.7%
Commissions	123,303	155,786	(20.9%)	123,737	(0.4%)
	$ 239,536	$ 248,645	(3.7%)	$ 217,700	10.0%

Non-Interest Expenses
Three months ended March 31, 2012

($ in thousands)	Quarter Ended					% of Net revenues		
	3/31/12	3/31/11	% Change	12/31/11	% Change	3/31/12	3/31/11	12/31/11
Compensation and benefits	236,332	212,405	11.3%	210,924	12.0%	59.0%	57.9%	59.1%
Transitional pay [1]	18,372	18,761	(2.1%)	17,819	3.1%	4.6%	5.2%	5.0%
Total compensation and benefits	254,704	231,166	10.2%	228,743	11.3%	63.6%	63.1%	64.1%
Occupancy and equipment rental	30,791	29,325	5.0%	31,967	(3.7%)	7.7%	8.0%	8.9%
Communication and office supplies	20,373	18,845	8.1%	19,391	5.1%	5.1%	5.1%	5.4%
Commissions and floor brokerage	7,612	6,649	14.5%	6,097	24.8%	1.9%	1.8%	1.7%
Other operating expenses	27,599	29,944	(7.8%)	25,654	7.6%	6.9%	8.2%	7.3%
Total non-comp operating expenses	86,375	84,763	1.9%	83,109	3.9%	21.6%	23.1%	23.3%
Total non-interest expense	341,079	315,929	8.0%	311,852	9.4%	85.2%	86.2%	87.4%

[1] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

STIFEL FINANCIAL

Segment Comparison

	Quarter Ended				
($ in thousands)	**3/31/12**	3/31/11	**% Change**	12/31/11	**% Change**
Net revenues:					
Global Wealth Management	**$ 248,348**	$ 238,446	**4.2%**	$ 224,569	**10.6%**
Institutional Group	**148,504**	126,994	**16.9%**	134,229	**10.6%**
Other	**3,481**	1,173	**196.8%**	(1,920)	**281.3%**
	$ 400,333	$ 366,613	**9.2%**	$ 356,878	**12.2%**
Operating contribution:					
Global Wealth Management	**$ 69,178**	$ 61,472	**12.5%**	$ 62,872	**10.0%**
Institutional Group	**23,704**	21,393	**10.8%**	10,773	**120.0%**
Other	**(33,628)**	(32,181)	**4.5%**	(28,619)	**17.5%**
	$ 59,254	$ 50,684	**16.9%**	$ 45,026	**31.6%**

Global Wealth Management

($ in thousands)	Quarter Ended				
	3/31/12	3/31/11	% Change	12/31/11	% Change
Commissions	$ 91,023	$ 101,762	(10.6%)	$ 83,662	8.8%
Principal transactions	59,045	56,163	5.1%	53,700	10.0%
Asset management & service fees	60,586	57,530	5.3%	55,691	8.8%
Net interest	17,647	11,169	58.0%	17,602	0.3%
Investment banking	12,470	6,312	97.6%	4,015	210.6%
Other income	7,577	5,510	37.5%	9,899	(23.5%)
Net revenues	**248,348**	238,446	**4.2%**	224,569	**10.6%**
Compensation and benefits	143,757	142,586	0.8%	125,053	15.0%
Non-comp operating expenses	35,413	34,388	3.0%	36,644	(3.4%)
Total non-interest expenses	**179,170**	176,974	**1.2%**	161,697	**10.8%**
Income before income taxes	**$ 69,178**	$ 61,472	**12.5%**	$ 62,872	**10.0%**
Ratios to net revenues :					
Compensation and benefits	**57.9%**	59.8%		55.7%	
Non-comp operating expenses	**14.2%**	14.4%		16.3%	
Income before income taxes	**27.9%**	25.8%		28.0%	

STIFEL
FINANCIAL

Stifel Bank & Trust
(an operating unit of GWM)

($ in thousands)	3/31/12	3/31/11	% Change	12/31/11	% Change
Net revenues:					
Interest	**17,480**	11,203	**56.0%**	17,121	**2.1%**
Other income	**2,602**	1,932	**34.7%**	6,400	**(59.3%)**
Total revenues	**20,082**	13,135	**52.9%**	23,521	**(14.6%)**
Interest expense	**4,064**	4,237	**(4.1%)**	4,072	**(0.2%)**
Total net revenues	**16,018**	8,898	**80.0%**	19,449	**(17.6%)**
Compensation and benefits	**1,787**	1,705	**4.8%**	1,755	**1.8%**
Non-comp operating expenses	**2,828**	2,070	**36.6%**	3,073	**(8.0%)**
Total non-interest expenses	**4,615**	3,775	**22.3%**	4,828	**(4.4%)**
Income before income taxes	**$ 11,403**	$ 5,123	**122.6%**	$ 14,621	**(22.0%)**
Ratios to net revenues:					
Compensation and benefits	**11.2%**	19.2%		9.0%	
Non-comp operating expenses	**17.7%**	23.3%		15.8%	
Efficiency ratio [1]	**25.4%**	40.3%		17.3%	
Income before income taxes	**71.2%**	57.6%		75.2%	

[1] Efficiency ratio is calcuated by taking non-interest expenses less the provision for loan losses of $543, $185 and $1,460 for the quarters ended March 31, 2012 and 2011 and December 31, 2011, respectively, as a percentage of net revenues.

Stifel Bank & Trust
(an operating unit of GWM)

Low Risk Asset Growth

➢ **Assets of $2.6 billion as of March 31 2012, an increase of 15% from $2.3 billion as of December 31, 2011.**

➢ **Investment portfolio of $1.7 billion, an increase of 19% from $1.4 billion as of December 31, 2011.**

➢ **Loan portfolio of $808.3 million, an increase of 5% from $773.2 million as of December 31, 2011.**

➢ **Deposits of $2.4 billion as of March 31, 2012, an increase of 14% from $2.1 billion as of December 31, 2011.**

Strategy & Opportunity

➢ **Maintain solid asset quality:**
  ➢ **Non-performing loans to gross loans of 0.32%**
  ➢ **Non-performing assets to total assets of 0.11%**
  ➢ **Less than $0.1 million LTM losses**

➢ **Offer banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services**

➢ **Selectively grow commercial loans**

➢ **Maintain high levels of liquidity to capitalize on opportunities**

Interest Earning Assets

($ in thousands)	As of			Percent of total		
	3/31/12	12/31/11	3/31/11	3/31/12	12/31/11	3/31/11
Non-agency investments	$ 1,207,984	$ 998,860	$ 559,024	48.5%	45.8%	33.0%
Agency investments	465,882	404,662	694,930	18.7%	18.5%	41.0%
Consumer	385,030	371,197	257,910	15.5%	17.0%	15.2%
Mortgage	212,436	207,595	108,628	8.5%	9.5%	6.4%
Commercial	217,244	200,075	73,172	8.8%	9.2%	4.4%
	$ 2,488,576	$ 2,182,389	$ 1,693,664	100%	100%	100%

STIFEL FINANCIAL

11

Institutional Group

($ in thousands)	3/31/12	3/31/11	% Change	12/31/11	% Change
			Quarter Ended		
Commissions	$ 32,280	$ 54,025	(40.2%)	$ 40,076	(19.5%)
Principal transactions	57,188	36,696	55.8%	40,263	42.0%
Investment banking	57,968	35,106	65.1%	52,059	11.4%
Other income [1]	1,068	1,167	(8.5%)	1,831	(41.7%)
Net revenues	148,504	126,994	16.9%	134,229	10.6%
Compensation and benefits	94,024	77,187	21.8%	89,497	5.1%
Non-comp operating expenses	30,776	28,414	8.3%	33,959	(9.4%)
Total non-interest expenses	124,800	105,601	18.2%	123,456	1.1%
Income before income taxes	$ 23,704	$ 21,393	10.8%	$ 10,773	120.0%
Ratios to net revenues :					
Compensation and benefits	63.3%	60.8%		66.7%	
Non-comp operating expenses	20.7%	22.4%		25.3%	
Income before income taxes	16.0%	16.8%		8.0%	

[1] Includes net interest and other income.

STIFEL FINANCIAL

Institutional Group Revenues

($ in thousands)	3/31/12	3/31/11	% Change	12/31/11	% Change
Sales and trading:					
Equity	$ 44,172	$ 52,398	(15.7%)	$ 40,598	8.8%
Fixed income	45,296	38,323	18.2%	39,741	14.0%
	89,468	90,721	(1.4%)	80,339	11.4%
Investment Banking:					
Capital raising					
Equity	31,550	23,005	37.1%	10,109	212.1%
Fixed income	10,813	3,041	255.6%	13,222	(18.2%)
	42,363	26,046	62.6%	23,331	81.6%
Advisory fees	15,605	9,060	72.2%	28,728	(45.7%)
Investment banking	57,968	35,106	65.1%	52,059	11.4%
Other revenue [1]	1,068	1,167	(8.5%)	1,831	(41.7%)
Total net revenue	$ 148,504	$ 126,994	16.9%	$ 134,229	10.6%

[1] Includes net interest and other income.

STIFEL
FINANCIAL



Financial Condition

Capital Structure
As of March 31, 2012
(in thousands, except ratios)

Total Assets	$ 5,465,694
Stockholders' Equity	$ 1,342,942
Debentures to:	
Stifel Financial Capital Trust II - LIBOR plus 1.70%, due 9/30/35	$ 35,000
Stifel Financial Capital Trust III - LIBOR plus 1.85% (fixed at 6.79% until 6/6/12), due 6/6/37	$ 35,000
Stifel Financial Capital Trust IV - LIBOR plus 1.85% (fixed at 6.78% until 9/6/12), due 9/6/37	$ 12,500
Total Debentures (average 6.64% per annum)	$ 82,500
6.70% Senior Notes due 2022	$ 175,000
Total Capitalization	$ 1,600,442

Ratios:

Tier one capital to risk-weighted assets	25.7%
Debt to Equity [1]	19.2%
Leverage Ratio [2]	3.4x
Equity Capitalization [3]	4.1x

(1) Debt to equity ratio includes the debentures to Stifel Financial Capital Trusts ($82.5m) and Senior Notes ($175.0m) divided by stockholders' equity.
(2) Leverage ratio = total assets divided by total capitalization.
(3) Equity capitalization = total assets divided by stockholders' equity.

STIFEL
FINANCIAL

Other Financial Data

	As of			As of	
	3/31/12	3/31/11	**% Change**	12/31/11	**% Change**
Total assets (000s):					
Stifel Nicolaus & Stifel Financial	$ **2,853,866**	$ 2,749,674	**3.8%**	$ 2,676,171	**6.6%**
Stifel Bank	**2,611,828**	1,787,531	**46.1%**	2,275,729	**14.8%**
Total assets	$ **5,465,694**	$ 4,537,205	**20.5%**	$ 4,951,900	**10.4%**
Total stockholders' equity (000s):					
Stifel Nicolaus & Stifel Financial	$ **1,144,532**	$ 1,125,486	**1.7%**	$ 1,108,063	**3.3%**
Stifel Bank	**198,410**	161,521	**22.8%**	194,042	**2.3%**
Total stockholders' equity	$ **1,342,942**	$ 1,287,007	**4.3%**	$ 1,302,105	**3.1%**
Leverage ratio: [1]					
Stifel Nicolaus & Stifel Financial	**2.0**	2.3	**(10.6%)**	2.2	**(9.3%)**
Stifel Bank	**13.2**	11.1	**18.9%**	11.7	**12.2%**
Total leverage ratio	**3.4**	3.3	**3.1%**	3.6	**(4.5%)**
Book value per share	$ **25.07**	$ 24.32	**3.1%**	$ 25.10	**(0.1%)**
Financial advisors [2]	**2,013**	1,947	**3.4%**	1,987	**1.3%**
Full-time associates	**5,135**	4,916	**4.5%**	5,097	**0.7%**
Locations	**326**	311	**4.8%**	320	**1.9%**
Total client assets (000s)	$ **127,192,000**	$ 115,284,000	**10.3%**	$ 119,362,000	**6.6%**

(1) Leverage ratio = total assets divided by total capitalization. Capitalization for Stifel Nicolaus & Stifel Financial includes trust preferred securities and senior notes.
(2) Includes all retail Financial Advisors.

STIFEL
FINANCIAL

Level 3 Assets

($ in thousands)	Carrying Value	
	3/31/12	12/31/11
Auction Rate Securities (ARS) [1]	$ **170,340**	$ 181,801
Stifel Bank & Trust Investments	**12,000**	12,000
Trading Securities	**6,697**	3,742
Other Investments [2]	**37,982**	37,033
Level 3 assets (excluding ARS)	**56,679**	52,775
Total Level 3 assets	$ **227,019**	$ 234,576
Percentage of Equity	*16.9%*	*18.0%*
Percentage of Equity (excluding ARS)	*4.2%*	*4.1%*

[1] Includes $64.9 million and $66.9 million, respectively, of ARS held at Stifel Bank & Trust.

[2] Includes $30.5 million and $30.2 million, respectively, of investments held by TWPG subsidiaries.